                                                            DRAFT MARCH 26, 2008

MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com

                                 April __, 2008

VIA EDGAR TRANSMISSION

Alison White, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Pre-Effective Amendments No. 2 to the
     Registration Statements on Form N-6 for
     Metropolitan Life Separate Account UL (File No. 333-147508) and MetLife Investors USA Variable Life Account A (File No. 333-147509)

Dear Ms. White:

On behalf of Metropolitan Life Insurance Company ("MetLife") and MetLife Investors USA Insurance Company ("MLI") (together, the "Companies"), attached for your convenience is a courtesy copy of the prospectuses and statements of additional information included in the Pre-Effective Amendments No. 2 (the "Amendments") to the above captioned Registration Statements on Form N-6. The Amendments were filed with the Commission on April __, 2008. The attached copies have been marked to show changes from the original prospectuses and statements of additional information included in the initial Registration Statements. In the Amendments, the Companies have made changes in response to your comments, have included financial statements and all required exhibits, have updated certain information, and have made other stylistic and formatting changes.

Also, we are providing responses to the comments in your letters dated January 14, 2008 and provided orally on March 21, 2008. For your convenience, we are providing a single response to

Alison White, Esq.
April __, 2008
Page 2 of 11


both letters, inasmuch as the comments, with the one exception noted below, were identical. Please note, however, that the comment number relates to the numbers set forth in your letter regarding Metropolitan Life Separate Account UL (Item 21 relates to the oral comment provided on March 21, 2008). Each of your comments is set forth below followed by the Companies' responses.

As noted in the transmittal letter that accompanied the Amendments, the Companies and their principal underwriters are seeking acceleration of the effectiveness of these registration statements to April 28, 2008, or as soon thereafter as is reasonably practicable. (Copies of these acceleration requests are enclosed.) Any assistance you and the Staff can provide to the Companies to assist them in meeting this request would be very much appreciated.

1.   General Comment

     Comment: Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

     Response:   The MetLife and MLI versions of the contracts will each be known as Equity Advantage VUL, and this name will appear on the front cover page of both prospectuses. To distinguish one from the other, however, the EDGAR class identifiers for the contracts are Equity Advantage VUL (MetLife) and Equity
                 Advantage VUL (MLI ).

2.   Right to Examine Policy, pages 4 and 23-24

     Comment: Please revise the disclosure to state that if a policy owner returns his policy during the free-look period, he will receive premiums paid or any amount required under state law if that amount is greater than the surrender value of the policy.

     Response:   The disclosure in the MLI prospectus has been revised so that it exactly reflects prevailing state law (the disclosure in the MetLife prospectus reflects New York law and has not been changed). As revised, the disclosure now reads as follows:
                 "Depending on state law, we will refund either the premiums you paid, or the Policy's cash value plus any charges that were deducted from the premiums you paid." The Companies note that Rule 6e-3(T) under the Investment Company Act of 1940 provides that an insurer is exempt from Section 27(f) so long as the insurer permits the contract owner to withdraw from the contract during a specified period (the "free look" period) and the insurer refunds to the contract owner cash

Alison White, Esq.
April __, 2008
Page 3 of 11


                 value plus charges, "Provided, however, That if state law or the contract so require, the redeeming contractholder shall receive a refund of all payments made for such contract." The Companies believe the fact that there is no "greater of" standard apparent in this rule is an indication that the Commission did not determine it is necessary to provide a "greater of" free look right to variable contract owners generally. It is worth noting that because the surrender charge is not imposed upon exercise of the free look right, it would be virtually impossible for the premiums paid to ever be less than the policy's "surrender value."

3.   Tax Benefits, page 5

     Comment: Please disclose that the death benefit may be subject to estate taxes.

     Response:   The Companies have added the following sentence at the end of the Tax Benefits paragraph: "Death benefits may be subject to estate taxes."

4.   Supplemental Benefits and Riders, pages 5 and 36

     Comment: We note your statement that the riders may not be available in all states. Please note that any variations among the jurisdictions in which the policy is offered and sold should be disclosed in the prospectus.

     Response:   Although this comment was provided in the letter regarding
                 Metropolitan Life Separate Account UL, the language actually appears in the prospectus for the product to be issued by MLI.
                 The MetLife version of the product will be sold only in New
                 York and therefore the prospectus identifies only the riders that are available in that state. However, the MLI prospectus has been modified to identify all state variations of which MLI is currently aware. The Companies will update the prospectus disclosure to reflect any changes in the availability of riders in future annual post-effective amendments.

5.   Transaction Fees, pages 7-8

     Comment: a. Please add the policy re-issue/re-dating fee described at the top of page 42 to the table.

     Response:   The Companies have determined not to impose a
                 re-issue/re-dating fee under any circumstances. Therefore, all references to this fee have been deleted from the prospectuses.

Alison White, Esq.
April __, 2008
Page 4 of 11


     Comment: b. Please make it clear that the Surrender Charge and the Partial Withdrawal Charge may be assessed simultaneously.

     Response:   Although the Companies have reserved the right to impose a
                 Partial Withdrawal Charge, they have no current intention of doing so. Nevertheless, the Companies have added the following footnote to the Fee Table: "If imposed, the Partial Withdrawal
                 Charge would be in addition to any Surrender Charge that is imposed."

6.   Cost of Insurance Charge, page 9

     Comment: Please add a footnote describing the characteristics of an individual subject to the minimum COI fee and an individual subject to the maximum COI fee.

     Response:   Form N-6 only requires that the Fee Table disclose the minimum and maximum COI fees and the COI fee applicable to a representative insured. The range of COI fees shown in the Fee
                 Table reflects the universe of all possible insureds, which is determined by the minimum and maximum issue ages and the underwriting classes for the contract, as fully described in the prospectus. The Companies believe that the characteristics of the insureds at the upper and lower ends of the range would be so unique as to be of no practical value to a prospective purchaser. Moreover, given that this information is not required by the Form, the Companies respectfully submit that its inclusion is not warranted.

7.   Policy Charge, pages 8-9

     Comment: Please revise the table to show the maximum Policy Charge in years 2+ as $9, so that the disclosure is consistent with the disclosure on page 39.

     Response:   Given that no contract owner would pay a Policy Charge of $15 in the first Policy year and $9 thereafter, the Companies have inserted two Policy Charge ranges in the Fee Table to accurately reflect what contract owners will pay.

Alison White, Esq.
April __, 2008
Page 5 of 11


8.   Annual Portfolio Operating Expenses, pages 12-14

     Comment: a. Please update the footnotes in this section. In this regard, please note that you may only reflect contractual expense reimbursements and waivers in the table if they extend a year beyond the date of the prospectus.

     Response:   The Companies have updated the footnotes.

     Comment: b. If any of the American Funds are feeder funds, please disclose this fact and confirm that the prospectuses for both the master and the feeder will be included with the contract prospectus.

     Response:   The products will not offer any feeder funds.

     Comment: c. With respect to the fund of funds described in footnote (5) on page 13, please disclose in this section whether any of the underlying funds pays a 12b-1 fee to MetLife Investors USA Insurance Company or any of its affiliates.

     Response:   The Companies have confirmed that no underlying fund pays a
                 12b-1 fee to MLI, MetLife, or any of their affiliates in connection with their investments in the funds of funds described in the prospectuses.

9.   The Company, page 16

     Comment: Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support the company's guarantees under the policy.

     Response:   There are no guarantees or support agreements with third
                 parties to support the Companies' guarantees under the policy, other than standard reinsurance agreements referenced in Part C of the registration statements.

10.  Voting Rights, pages 20-21

     Comment: Please disclose voting procedures and quorum requirements for votes held by the separate account (i.e., requesting approval to substitute underlying funds).

Alison White, Esq.
April __, 2008
Page 6 of 11


     Response:   The Companies have fully described the voting rights that
                 contract owners possess, and the procedures the Companies follow in soliciting voting instructions and casting votes, as provided under the Investment Company Act of 1940. The
                 Companies intend that any substitutions of underlying funds would be effected solely on the basis of an SEC order. The
                 Companies do not intend to effect any substitution of an underlying fund that would require contract owner approval.
                 Therefore, the Companies respectfully submit that adding disclosure regarding voting procedures and quorum requirements for votes seeking approval of underlying fund substitutions is not warranted.

11.  Death Benefits, pages 26-29

     Comment: Please specify which riders may impact the death benefit and include a cross-reference to their description in the prospectus.

     Response:   Only three riders have any bearing on the death benefit (i.e., the Accelerated Death Benefit Rider, the Accidental Death
                 Benefit Rider, and the Option to Purchase Additional Insurance
                 Coverage Rider). The Companies have added the following disclosure to "Death Proceeds Payable":

                 "Riders that can have an effect on the amount of death proceeds payable are the Accelerated Death Benefit Rider, the Accidental Death Benefit Rider and the Options to Purchase Additional Insurance Coverage Rider. (See "Additional Benefits by Rider.")"

12.  Reduction in Face Amount, pages 28-29

     Comment: If true, please disclose that a reduction in the face amount may be subject to a partial withdrawal fee.

     Response:   A reduction in the face amount will not be subject to a partial withdrawal fee.

13.  Surrenders and Partial Withdrawals, pages 29-30

     Comment: a. Please include examples showing: (a) the calculation of cash surrender value for a contract surrendered during the first Policy year, including the impact of Surrender Charges, Coverage Expense Charges and Policy Charges; (b) the calculation of the death benefit, face amount and cash

Alison White, Esq.
April __, 2008
Page 7 of 11


                 surrender value of a contract subject to a partial withdrawal during the second Policy year; (c) the calculation of a face amount reduction due to a partial withdrawal occurring 12 months after a face amount increase; and (d) the impact of a partial surrender on rider benefits.

     Response:   (a) The Contracts are designed to be long-term investments and the pricing of the product is based on the assumption the contract owners will hold their contracts long-term.
                 Consequently, if a contract owner were to surrender his or her contract in the first Policy year, in almost every instance, the surrender charge alone would be greater than the contract's cash value, so that the cash surrender value would be zero.
                 Under these circumstances, the Companies do not feel an example showing the calculation would be of any benefit to prospective purchasers. Instead, the Companies have inserted the following disclosure: "The Policies are designed to be long-term investments. As a result, you should be aware that if you surrender your Policy in the first Policy year, the Surrender
                 Charge is likely to exceed the cash value of your Policy and you will receive no proceeds upon surrender." (b) The Companies have included an example showing the effect of taking a partial withdrawal of 20% of the Policy's cash surrender value in the second Policy year. The example is set forth in Appendix A attached. (c) The Companies believe that the likelihood of a face amount reduction due to a partial withdrawal occurring within 12 months of a face amount increase is so remote as to render an example of little value to a prospective purchaser.
                 Therefore, the Companies would prefer not to include such an example. (d) A partial surrender will have no direct impact on rider benefits.

     Comment: b. Please disclose the impact of any riders on surrenders or partial withdrawals.

     Response:   The Companies do not anticipate that riders would have any impact on surrenders or partial withdrawals.

14.  American Funds Monitoring Policy, page 31

     Comment: Please update the disclosure concerning the status of your ability to impose the American Funds' Monitoring Policy.

     Response:   The Companies are now able to impose the American Funds'
                 Monitoring Policy. The disclosure has been updated accordingly.

Alison White, Esq.
April __, 2008
Page 8 of 11


15.  Portfolio Redemption Fees, page 31

     Comment: Please disclose the potential that the portfolios will assess a redemption fee in a footnote to the Transaction Fees table.

     Response:   The Companies have added the following footnote: "The
                 Portfolios in which the Investment Divisions invest may impose a redemption fee on shares held for a relatively short period."

16.  Additional Benefits By Rider, pages 35-36

     Comment: Please clarify at the beginning of this section whether any of the riders are mutually exclusive, how ma[n]y of the riders may be concurrently elected by a contract owner, and any negative consequences to having more than one rider in effect at the same time.

     Response:   The Companies have added the following disclosure at the
                 beginning of this section:

                 "There is no limit on the number of riders you can add to your Policy. However, you may not elect both the Option to Purchase Long-Term Care Insurance Rider and the Options to Purchase Additional Insurance Coverage Rider, nor may you elect both the Waiver of Monthly Deduction Rider and the Waiver of Specified Premium Rider."

                 In addition, the Companies do not believe there are any negative consequences to having more than one rider in effect at the same time.

17.  Acceleration of Death Benefit Rider, p. 36

     Comment: Please explain the concepts of discounting and present valuing in plain English and include an example of the calculation of the death benefit under the rider. In addition, please disclose the minimum and maximum interest rates you will use in determining the benefit.

     Response:   The Companies have revised the disclosure as follows:

                      ACCELERATION OF DEATH BENEFIT RIDER, which allows a Policy Owner to accelerate payment of all or part of the Policy's death benefit if the insured is terminally ill. In calculating the Accelerated Death Benefit, we assume that death occurs one year

Alison White, Esq.
April __, 2008
Page 9 of 11


                      from the date of claim and we discount the future death benefit using an interest rate not to exceed the greater of (1) the current yield on 90-day Treasury bills, and (2) the maximum policy loan interest rate under the Policy. The Policy Owner must accelerate at least $20,000, but not more than the greater of $250,000 or 10% of the death benefit. As an example, if a Policy Owner accelerated the death benefit of a Policy with a face amount of $1,000,000, the maximum amount that could be accelerated would be $250,000. Assuming an interest rate of 6%, the present value of the benefit would be $235,849. If we exercised our reserved right to impose a $150 processing fee, the benefit payable would be $235,849 less $150, or $235,699. (Not available in Pennsylvania or Puerto Rico.)

18.  Surrender Charge, pages 38-39

     Comment: Please specify what is provided in consideration for the Surrender Charge. In this regard, we note that the policy has a front-end load, as well as a surrender charge.

     Response:   The prospectuses clearly describe on page A-[36] the services and benefits the Companies provide, the costs and expenses they incur, and the risks they assume in exchange for the charges and deductions they make under the contracts, including the Surrender Charge. The prospectuses further disclose that the amount of a charge may not necessarily correspond to the costs of the services and benefits implied by the name of the charge or that are associated with the particular policy. The
                 Companies respectfully submit that this disclosure, in conjunction with the Companies' representations in the registration statements as to the reasonableness of its fees and charges, is adequate disclosure.

19.  Personalized Illustrations, page SAI-5

     Comment: Please state, as you do in the prospectus, that each illustration in excess of one per year may be subject to a $25 fee.

     Response:   The Companies have added this disclosure to the Statements of
                 Additional Information.

Alison White, Esq.
April __, 2008
Page 10 of 11


20.  Tandy Comment

     Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                 Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

                      - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                      - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                      - the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

                 We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     Response:   Each Company attached as correspondence with its Amendment a letter to the staff acknowledging the Tandy Comment (copies of the Companies' letters are attached herewith).

Alison White, Esq.
April __, 2008
Page 11 of 11


21.  Fee Table - Current Cost of Insurance Charges

     Comment: Please explain the basis for including the "Current Charge" column for cost of insurance charges in the "Periodic Charges Other Than Portfolio Operating Expenses" table.

     Response:   Instruction 1(f) to Item 3 of Form N-6 specifically permits current charges to be shown in the fee table, as well as the required maximum. More specifically, this instruction states:
                 "The Registrant may disclose the current charge, in addition to the maximum charge, if the disclosure of the current charge is no more prominent than, and does not obscure or impede understanding of, the disclosure of the maximum charge." This instruction allowing current charges to be shown in the fee table itself (as opposed to a footnote) was added by the Commission Staff specifically in response to commenters' concerns that placing current charge information in a footnote would not adequately disclose variations between current and guaranteed charges and that disclosing only the guaranteed charge may significantly overstate the amount of a charge. See
                 "Registration Form for Insurance Company Separate Accounts
                 Registered as Unit Investment Trust that Offer Variable Life
                 Insurance Policies," Rel. No. 33-8088 (Apr. 12, 2002).

                 The Companies assert that the current charges are not more prominent than the maximum charges and do not believe showing the current charges in any way obscures or impedes understanding of the maximum charges. In fact, the Companies believe it is more helpful to investors to show both current, as well as maximum, charges.

                 It is the standard, if not universal, practice in the industry to include columns in the fee table to show both guaranteed and current cost of insurance charges (both for the minimum and maximum range, as well as for the representative insured). The Companies have followed this approach in all of their variable life insurance prospectuses on Form N-6 (as well as those of their affiliates) since the Form was initially adopted.

                 You also noted that the representative insured charges should be shown at current levels, instead of maximum. Because the Form is silent as to the level of charges to use for the representative insured, we think the better view is that such charges much be reflected at least at guaranteed levels, and that current levels may also be reflected as permitted by the instruction cited above.

Alison White, Esq.
April __, 2008
Page 12 of 11


                                      * * *

We hope you find these responses satisfactory. If you have any questions or further comments, please call the undersigned at 202.383.0698.

Sincerely,


Mary E. Thornton

cc: John E. Connolly, Jr., Esq.

APPENDIX A - PARTIAL WITHDRAWAL EXAMPLES

EXAMPLE. The following example assumes that a Policy Owner withdraws, in the first month of the second Policy year, 20% of the cash surrender value of a Policy. The insured under the Policy is assumed to be the representative insured shown in the fee table on page A-8 of the prospectus. As shown in the fee table, the Surrender Charge for that insured is $14.00 per $1,000 of Policy face amount. The Policy is assumed to have the other assumed characteristics shown below:

Face Amount:            $300,000
Death Benefit Option    Level (Option A)

Cash Value:             $ 11,718
Surrender Charge:       $  4,200($14.00 x $300,000/1,000)
                        --------
Cash Surrender Value:   $  7,518

                        x     20%
                        --------
Withdrawal Amount       $  1,504

The first 10% of cash surrender value, or $752, can be withdrawn free of surrender charge. The remaining $752 withdrawn is subject to a portion of the Policy's Surrender Charge--based on the ratio that such excess withdrawal amount bears to the Policy's face amount less the Surrender Charge, as shown in the formula below:

                Withdrawal Amount in
                Excess of Free Withdrawal
Surrender   x   ---------------------------------   =   Surrender Charge
Charge          Face Amount less Surrender Charge       on Withdrawal

                              $752
$4,200      x   ---------------------------------   =   $11
                        $300,000 - $4,200

Because the Policy has a level death benefit, the withdrawal will cause a dollar for dollar reduction in the Policy's face amount, so that the cash value and the face amount will both be reduced by the $1,504 withdrawal and by the $11 Surrender Charge. The overall impact of the withdrawal on Policy values would therefore be as follows:

Face Amount before Withdrawal           $300,000
   Withdrawal                           -  1,504
   Surrender Charge on Withdrawal       -     11
                                        --------
Face Amount after Withdrawal            $298,485

Surrender Charge before Withdrawal      $  4,200
   Surrender Charge on Withdrawal       -     11
                                        --------

Surrender Charge after Withdrawal       $  4,189

Cash Value before Withdrawal            $ 11,718
   Withdrawal                           -  1,504
   Surrender Charge on Withdrawal       -     11
                                        --------
Cash Value after Withdrawal             $ 10,203

Surrender Charge after Withdrawal       -  4,189
                                        --------
Cash Surrender Value after Withdrawal   $  6,014